New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

April 12, 2011

Securities and Exchange Commissiong

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20459-7010

Attention:	Pamela Long, Assistant Director
Jessica Dickerson, Staff Attorney
Alfred Pavot, Assistant Chief Accountant
Tracey McKoy, Staff Accountant

Re:	Solazyme, Inc. Registration Statement on Form S-1 Filed March 11, 2011 File No. 333-172790

Ladies and Gentlemen:

We are submitting this letter on behalf of Solazyme, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 7, 2011 (the “Comment Letter”) relating to the above-referenced registration statement on Form S-1 of the Company filed March 11, 2011 (the “Registration Statement”) and the prospectus contained therein. The Company filed Amendment No. 1 (“Amendment No. 1”) to Form S-1 on April 1, 2011 solely for purposes of adding certain exhibits to the Registration Statement, without modification of the prospectus. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, including the prospectus contained therein. In addition to responding to the Comment Letter, Amendment No. 2 generally updates the prospectus, including minor typographical corrections, an update of the description of the Company’s properties and immaterial revisions to certain contract descriptions. For your convenience, we are providing by overnight delivery to the Staff a courtesy package which includes 10 copies of Amendment No. 2, five of which have been marked to show changes from the filing of the original Registration Statement.

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For ease of review, we have set forth below each of the comments numbered 1 through 33, as set forth in Comment Letter, together with the Company’s responses thereto. All page numbers in the response below refer to Amendment No. 2, except as otherwise noted.

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General

1.	We note the publicity the company is receiving while in registration including the video found online at www.greentechmedia.com (March 14, 2011), a New York Times article (March 23, 2011), and a San Francisco Chronicle article (March 27, 2011). Please note that we interpret the definition of an offer broadly, and that statements that condition the market for the sale of the company’s securities may be offers within the meaning of Section 2(a)(3) of the Securities Act. Please give us your supplemental analysis as to whether these statements constitute offers, and tell us what steps you have in place to assure that offers are made only orally or pursuant to a Section 10(a) prospectus. We may have additional comments upon review of your response.

Response: The Company respectfully advises the Staff that the video found online at www.greentechmedia.com (March 14, 2011) was produced in early 2008 by Greentech Media and posted online shortly thereafter. The original posting of the video can be found at (www.greentechmedia.com/multimedia/the-iconoclasts-of-algae/) (August 5, 2008). While the Company was involved in the filming in 2008, it took no part in the article or reposting of the video on March 14, 2011. The Company has no control over the reposting of historical information by third parties and thus respectfully submits that the video cannot be considered an offer within the meaning of Section 2(a)(3) of the Securities Act. The articles in the New York Times (March 23, 2011) and the San Francisco Chronicle (March 27, 2011) were both articles reporting on the launch of the Company’s Algenist™ brand of skin care products and almost exclusively focused on such product launch. This launch had been planned for months prior to the filing of the Company’s registration statement and was not timed to coincide with the offering. The articles do not refer to the offering nor do they include anything other than incidental mention of the Company or its business. The Company respectfully submits that the articles should not be considered an offer within the meaning of Section 2(a)(3) of the Securities Act.

The Company understands its obligations under the Securities Act and respectfully advises the Staff that it has taken significant steps to prevent any publicity that could be seen as “conditioning the market” and assure that offers are made only orally (after the initial filing of the Registration Statement) or pursuant to a Section 10(a) prospectus. On December 30, 2010 the Company’s General Counsel circulated to the executive management team and other employees with regular contact with outside parties (including all employees with regular contact with the media) a memorandum prepared by Davis, Polk & Wardwell LLP regarding publicity and the public offering process. On January 6, 2011, the General Counsel followed up on the circulation of the memorandum with a meeting with the same group to discuss the memorandum and the implementation of a procedure whereby any contact with the press, other media outlets, or public presentations was to be reviewed and approved by the General Counsel before the

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Company’s participation in such. The publicity memorandum was also circulated to the members of the Company’s board of directors and board observers and additional discussion took place at the Board meeting on February 25, 2011. The Company’s General Counsel has been in regular contact with Davis Polk in regard to publicity issues throughout the period from late December to the present.

2.	We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will include all other required information in a subsequent amendment to the Registration Statement, including but not limited to the price range, with sufficient time for the Staff to review the complete disclosure.

3.	Absent a bona fide estimate of your expected offering price, we cannot complete a review of your disclosures regarding stock compensation and convertible securities. In order to avoid a delay in the effectiveness of your registration statement, please supplementally provide us with an estimated range for your IPO price. If the IPO price materially differs from your corresponding equity fair value accounting estimates, then an expanded disclosure may be required for investors to assess the reasonableness of your critical accounting estimates.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will supplementally provide an estimated range of the expected offering price as soon as practicable. The Company confirms that it will provide such information with sufficient time for the Staff to assess the reasonableness of its critical accounting estimates.

4.	Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will inform the Staff when the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.

5.	We encourage you to file all exhibits, including your legal opinion and form of underwriting agreement, with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company filed various exhibits with Amendment No. 1 and is filing Exhibits 10.10 and 10.17 with Amendment No. 2. The Company undertakes to file the remainder of the exhibits, including our form of legal opinion and the form of underwriting agreement, by amendment as soon as practicable.

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Prospectus Summary, page 1

6.	The text of the charts and graphs on pages 2, 68, 82, and 84 is unclear in our copy of the filing. Please provide us supplementally with a printed copy of the prospectus, or of these pages, that is representative of the copies of these materials that investors will receive. The information should be of a sufficient type size so that it is clear and legible. Note as well that we may have comments on the substance of these charts and graphs once we are able to review the material.

Response: In response to the Staff’s comment, the Company is providing to the Staff, under separate cover, a supplemental submission containing the text of the charts and graphs on pages 2, 68, 82 and 84. The Company has also increased the font size of the text of the aforementioned charts and graphs in Amendment No. 2 and confirms that the information that investors will receive will be of a sufficient type size so that it is clear and legible.

Use of Proceeds, page 37

7.	As required by Item 504 of Regulation S-K, please state the approximate amount of proceeds intended to be used for each purpose identified here. If you have no current specific plan for a significant portion of the proceeds, please state this. If you wish to reserve the right to change the use of proceeds, you may do so provided that the reservation is due to specific contingencies that you discuss and that you indicate the alternatives to such use. Please see Instruction 7 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 37.

Management’s Discussion and Analysis…. page 44

Significant Partner Agreements, page 47

8.	We note your statement that under the terms of your current agreement with Chevron, Chevron is providing research funding through June 30, 2012. Please disclose whether there are any limits on the amount of research funding Chevron will provide.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 47. The Company also respectfully submits that it has requested confidential treatment for the specific limits on the amount of research funding that Chevron will provide due to concerns about competitive harm relating to disclosure of such limits.

Cash flow from Operating Activities, page 64

9.

You quantify the changes year over year for your operating accounts, which is information that is readily available from the face of the balance sheet. Please amend your filing to discuss the underlying reasons for material changes in your

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operating accounts. For example, accounts payable and accrued expenses materially increased from December 31, 2009 to the same period in 2010, however, you do not provide an explanation for the increase. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 64-65.

Business, page 68

General

10.	To the extent material, please disclose the information required by Regulation S-K Item 101(a) and Item 101(c)(iii), (vii), (xi), and (xii). With regard to Item 101(c)(vii), we note your statement on page F-12 that the company had two customers accounting for 98% of its receivable balance as of December 31, 2010.

Response: The Company respectfully notes that it has provided information regarding its year and form of organization on page 7 and advises the Staff that it has not undergone any of the material changes cited in Regulation S-K Item 101(a). As regards the information required by Regulation S-K Item 101(c)(iii), the Company respectfully submits that the raw material relevant to the Company’s business is feedstock and its sources and availability are discussed in depth in various places in Amendment No. 2, including on pages 3-6, 12-13, 48, 69-70 and 75-76.

In accordance with Regulation S-K Item 101(c)(vii), the Company has revised its disclosure on page 76 to disclose the identity of its most significant customers. The Company has also provided the percentage of revenues derived from such customers collectively, but respectfully submits that to provide the individual percentages would allow the calculation of specific contributions for which the Company is otherwise seeking confidential treatment. Similarly, the Company respectfully submits that providing the break-down as between Company-sponsored and customer-sponsored research and development funding called for by Regulation S-K Item 101(c)(xi) would allow the calculation of research funding amounts for which the Company is otherwise seeking confidential treatment.

The Company also believes that disclosure of such customer revenue percentages and funding information would be of little value to investors. Detailed financial statements are already included in the Form S-1; see “Selected Financial Data,” along with detailed descriptions of the Company’s revenue sources and its business model in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Furthermore, although the Company’s partners fund certain development activities, the Company’s research and development programs are undertaken to advance its overall industrial biotechnology platform and the Company’s partners benefit from advances in such platform as a whole. Finally, at this early stage, the Company respectfully submits that its current customer revenue percentages and funding amounts are not indicative of the future business and therefore of little value to investors. Disclosure of the particular customer revenue percentages and funding information would

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add little to investors’ understanding of the Company’s business; yet such disclosure could seriously jeopardize the Company’s competitive position.

Disclosure of the customer revenue percentages and funding information would also cause competitive harm to the Company because it would provide the Company’s competitors, and the Company’s potential contractual partners, knowledge that would allow them to more effectively structure their own negotiations and economic terms of strategic arrangements with the Company. Such knowledge would give the Company’s competitors and potential partners an unfair advantage against the Company, resulting in harm to the Company’s profitability.

As regards the information required by Regulation S-K Item 101(c)(xii), the Company respectfully submits that it has not experienced and does not anticipate any material effects on its or its subsidiaries’ capital expenditures, earnings and competitive position as a result of compliance with environmental regulations or other related statutory provisions. The Company also confirms that no material estimated capital expenditures for environmental control facilities are anticipated for the current or succeeding fiscal years.

Our Company, page 68

11.	On page 70 and elsewhere throughout the registration statement, you disclose that you have signed a non-binding letter of intent with “one of the largest sugarcane processing companies in Brazil to form a joint venture….” Please amend your registration statement to disclose the name of this company, or tell us why you do not believe such disclosure is necessary.

Response: The Company advises the Staff that its negotiations with the referenced sugarcane processing company for entry into a definitive agreement are ongoing and respectfully submits that naming the sugarcane processing company at this juncture would competitively disadvantage the Company in such negotiations. Specifically, the Company is concerned that public focus on the outcome of negotiations with a specific potential partner would adversely affect the Company’s bargaining position vis-à-vis such partner. The Company is also concerned about the impact of disclosing the identity of a single sugarcane processing company on the Company’s concurrent negotiations with other potential feedstock partners in Brazil and elsewhere. Finally, the Company respectfully submits that the identity of the sugarcane processing company is not material to investors at this stage in light of the non-binding nature of the existing arrangement.

12.	You state on page 70 that you believe you “have produced more non-ethanol, microbial-based fuels and oils than any other company in the advanced biofuels industry.” Please provide us with the basis for this assertion.

Response: The Company respectfully submits that, since its inception, it has produced well over 500,000 liters of microalgae-based oils. The Company bases its belief that such volume exceeds that achieved by other producers of non-ethanol, microbial-based fuels and oils on its experience in the biofuels industry and its familiarity

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with other industry participants and on public statements (or the lack thereof) regarding production volumes made by such participants. In particular, the Company notes a filing by Amyris, Inc. (see page 90 of Amyris’ Registration Statement on Form S-1/A filed on September 13, 2010, “To date, we have produced approximately 50 barrels (or approximately 10,000 liters) of our renewable diesel for testing and certification purposes.”). The Company monitors public announcements made by other microbial-based fuel and oil producers listed in the Biofuels Digest “50 Hottest Companies in Bioenergy”, including Codexis, Inc., Cobalt Technologies Inc., Gevo, Inc., Joule Unlimited, LS9, Inc., Sapphire Energy, Inc. and Synthetic Genomics Inc., and has found no other report of production in excess of that achieved by the Company. The Company also monitors biofuels companies whose products are not microbial-based, such as KiOR, Inc., and has not found any report of fuel or oil production in excess of the Company’s (see page 3 of KiOR’s Registration Statement on Form S-1 filed on April 11, 2011, “Our demonstration unit has amassed over 3,000 hours of operation and produced over 32,000 gallons [121,280 liters] of our renewable crude oil.”) In light of the competitive pressures to release such information in the advanced biofuels industry, the Company believes the absence of such statements indicates the lack of meaningful production volumes. The Company respectfully submits that the foregoing provide a reasonable basis underlying its belief that it has produced more non-ethanol, microbial-based fuels and oils than any other company in the advanced biofuels industry.

Our Competitive Strengths, page 72

13.	In addition to your competitive strengths, please include a discussion, to the extent material, of your competitive weaknesses, if any. Refer to Item 101(c)(x) of Regulation S-K.

Response: The Company has reviewed the requirements set forth in Item 101(c)(x) of Regulation S-K and respectfully submits that its existing disclosure is responsive to such requirements insofar as it sets forth the relevant competitive factors, discusses the Company’s view that it competes favorably with respect to such factors, while also highlighting the strengths of certain competitors. In particular, the Company notes its discussion on pages 25 and 85-87 of the advantages of incumbent players in the Company’s target markets, particularly with respect to resources and name and brand recognition. In addition, a number of the risk factors describe the Company’s competitive weaknesses and challenges in the industry in which it operates, such as the risk factors titled “We have generated limited revenues from the sale of our renewable products, and our business may fail if we are not able to successfully commercialize these products.” on page 11, “We cannot assure you that our products will meet necessary standards or be approved or accepted by customers in our target markets.” on page 17, and “We expect to face competition for our oils in the fuels and chemicals markets from providers of products based on petroleum, plant oils and animal fats and from other companies seeking to provide alternatives to these products, many of whom have greater resources and experience than we do. If we cannot compete effectively against these companies or products we may not be successful in bringing our products to market or further growing our business.” on page 24. The Company does not believe that it has material competitive weaknesses that are not otherwise disclosed.

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Manufacturing Capacity Scale Up, page 75

14.	Please discuss the material terms upon which Roquette has committed to providing corn-based dextrose feedstock to the company’s joint venture with Roquette.

Response: The Company advises the Staff that it has filed the manufacturing agreement governing Roquette’s commitment to provide corn-based dextrose feedstock to the Company’s joint venture with Roquette with Amendment No. 1 and has requested confidential treatment for certain terms, including pricing terms, set forth therein. Such confidential treatment request describes the Company’s concerns about competitive harm resulting from the disclosure of such terms. In addition, the Company respectfully submits that the existing description of Roquette’s commitment to provide feedstock contains the most material term – that feedstock will be supplied in such volumes as the joint venture may request – and that additional detail on the pricing and delivery terms would be of little value to investors, particularly when measured against the competitive harm it could cause the Company. Such competitive harm would include giving competitors and potential partners of the Company and the joint venture an unfair advantage against the Company and the joint venture and impairing the ability of the Company and the joint venture to negotiate favorable contract terms with other partners, resulting in harm to the Company’s and the joint venture’s profitability.

Our Products, Customers and Partners, page 76

Chemicals, page 78

15.	In the table on page 79, you disclose some of the “near-term” product applications for your oils. Please define “near-term” and disclose whether your oils are currently available for these uses. If they are not, please disclose the development stage of the oils as it pertains to these products.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79. The Company respectfully submits, however, that providing further detail regarding the development stage of each product application would result in competitive harm as it would reveal to competitors when the Company (and those with whom the Company has strategic relationships) expects to develop and deliver specific products and when the Company intends to implement particular marketing strategies. Knowledge of such information would enable competitors to understand confidential, detailed aspects of the Company’s business plan and develop more effective counter development strategies for competitive products. For similar reasons, the Company is seeking confidential treatment for related provisions in certain of its strategic agreements.

Intellectual Property, page 87

16.	Please disclose the duration of your patents, trademarks, and licenses. Refer to item 101(c)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87.

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Facilities, page 90

17.	Please disclose whether your facilities are suitable and adequate for your needs. Refer to Instruction 1 to Item 102 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90.

Management, page 96

Strategic Advisors, page 99

18.	You state that your “strategic advisors are active in support of the company.” Please discuss the roles of your strategic advisors as they relate to your company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 99.

Board of Directors, page 100

19.	We note your disclosure that your board of directors currently consists of six members who will serve until the next meeting of stockholders and until their successors are duly elected and qualified. We further note your statement that the authorized number of directors may only be changed by resolution of the board of directors. Based on your class disclosure on page 100, it appears as if you anticipate having nine directors upon completion of the offering. Please disclose whether the board intends to increase the authorized number of directors, and if so, how it intends to fill the new vacancies. Finally, please disclose how you will determine which directors will serve in which class.

Response: The Company respectfully advises the Staff that it is actively seeking to add additional members to its board of directors. The Company’s charter currently contemplates a board comprised of seven directors, but if the Company determines to add more than one additional director, its board of directors will increase the authorized number of directors. As this process progresses, the Company will further update the disclosure to accurately reflect such additional members and the resulting board and class structure. The Company also undertakes to revise its disclosure to include the allocations of directors to particular classes. In the interim, the Company has revised its disclosure on page 100 to eliminate the implied discrepancy in board size.

Non-Employee Director Compensation, page 103

20.	Please confirm to us whether members of the compensation committee will receive compensation for their services on the committee.

Response: The Company respectfully submits that members of the compensation committee will receive compensation for their services on the committee in the amount of $8,000 per year, or $12,000 per year in the case of the chair of the committee, as disclosed on page 103.

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2010 Director Compensation Table, page 104

21.	Please provide a discussion of director compensation that clarifies the material terms of director compensation for the fiscal year ended December 31, 2010. In this regard, it is unclear why only one of your non-employee directors is identified as having received director compensation in 2010.

Response: The Company respectfully clarifies for the Staff that during 2010, the members of the board were generally not compensated for their service. The Company’s only non-employee director, Michael V. Arbige, received compensation (in the form of an option award) in 2010. The other board members were either significant stockholders (Jerry Fiddler, William D. Lese and Daniel H. Miller) or employees of the Company (Jonathan S. Wolfson and Harrison F. Dillon). The Company has revised the disclosure on page 104 to make this clear.

Compensation Discussion and Analysis, page 106

22.	Throughout this section, we note your references to individual and corporate performance; key strategic business, financial, and operational goals; corporate objectives; and targets. Please amend your registration statement to disclose the actual goals or targets for achievement by each of the named executive officers and the company, and the extent to which those goals or targets were met. To the extent that goals and targets were quantified, your disclosure should provide precise quantitative information. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Additionally, to the extent that you have a sufficient basis to keep the information confidential, expand your disclosure to discuss how difficult or how likely it would be for the named executive officers or the company to achieve the undisclosed performance targets.

Response: The Company acknowledges the Staff’s comments pertaining to its non-disclosure of actual performance goals or targets for achievement by each of the named executive officers and the Company. However, the Company respectfully submits that disclosure of the requested information is not required for the reasons described below.

First, disclosure of the specific performance goals and targets could result in substantial competitive harm to the Company and, accordingly, the Company believes that such information may be omitted from disclosure based on the exception set forth in Instruction 4 to Item 402(b) of Regulation S-K. The specific goals and targets used to determine annual bonuses for the Company’s named executive officers are based upon confidential business and financial objectives and development and technology goals that

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have not been publicly disclosed. Disclosure of such information could substantially impair the Company’s competitive position by revealing proprietary information regarding the Company’s longer-term strategy and shorter-term tactics to achieve that strategy. Such information could be used by the Company’s competitors to help set competitive business objectives and potential partners to negotiate the terms of strategic arrangements with the Company and customers to negotiate pricing or other terms and make it more difficult for the Company to achieve its longer-term objectives.

Given the competitive industry in which the Company operates, it believes that disclosure of prior year performance goals and targets may reveal forward-looking strategies planned by the Company that would cause substantial competitive harm if prematurely disclosed and acted upon by competitors and potential partners and customers. The Company recognizes that the information disclosed pertains to the most recently completed fiscal year and that the actual results for that year have already been disclosed in the registration statement. However, the Company believes that disclosure in the registration statement of specific prior year business and financial objectives and development and technology goals, which are based on broader corporate objectives approved by the Company’s board of directors, together with actual historical results would provide competitors with a platform of sufficient data points to deduce the Company’s longer-term strategies and the interim tactics to achieve them. For example, disclosure of goals related to unit economic targets, stage of production, productivity and target partners and customers would allow competitors to gain insight regarding the Company’s plans to allocate its resources or pursue certain strategies. In addition, as substantially all of the Company’s technology and oil and bioproducts goals require more than a single calendar year to complete, the disclosure of the interim targets and goals for these projects set by the board would expose the existence of new technologies and products to competitors before the Company has determined to announce those technologies or products, giving a competitive advantage to competitors and forcing the Company to disclose such projects prematurely.

Second, the Company respectfully submits that disclosure of the performance goals and targets is not required under the materiality standard set forth in Item 402(b) of Regulation S-K. The Company’s bonus payout was not based on a specific formula but was instead based on a subjective analysis by its chief executive officer (in the case of Dr. Licari and Mr. Quinlan) and board of directors, who determined an appropriate percentage payout for the named executive officers. This analysis included an assessment of Company accomplishments, overall performance and particular achievements that, in the opinion of the Company’s chief executive officer (in the case of Dr. Licari and Mr. Quinlan) and board of directors, maximized the value of the Company’s technology platform and product pipeline and solidified its financial status. Accordingly, the Company believes that disclosure of the specific performance goals and targets, while creating the potential for competitive harm to the Company and its stockholders, would not materially increase an investor’s understanding of its annual compensation program.

Based on the above considerations, the Company believes that the risk of substantial competitive harm to the Company that is likely to result from disclosure of the specific performance goals and targets substantially outweighs the utility of such

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disclosure, and the Company respectfully submits that disclosure of the specific performance goals and targets is not required. Furthermore, the Company believes that disclosure of the specific performance goals and targets is not required because the current disclosure provides investors with the information necessary for a sound understanding of the structure and operation of the Company’s bonus program and respectfully submits that the immateriality of the targets constitutes an independent and sufficient basis for omitting their disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 109 to include the view of its board of directors as to the attainability of the performance targets at the time they were established.

Executive Compensation procedures, page 107

23.	We note your statement that your “compensation committee has historically reviewed and recommended, and the board of directors has approved, the compensation of [y]our Chief Executive Officer, President and Chief Financial Officer.” Please disclose who determined the compensation to be paid to your other named executive officers in 2010.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107.

Elements of Compensation and Pay Mix, page 108

24.	We note your statement that you do not have a policy to allocate specific percentages of compensation to any particular element. Please disclose how you determined the amount of each element to pay.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 108-109. The Company also respectfully submits that it does not have a formula for determining the amount of each element. Instead, each element is determined based on a combination of the factors described under “Short-Term Incentives”, “Long-Term Incentives” and “2010 Compensation Actions for Our Named Executive Officers.” Except as otherwise described in these sections, there was no particular primary factor in determining the amount of any element and instead, as a private company, the Company’s compensation decisions were based on subjective judgments about appropriate amounts after consideration of the factors discussed in these sections.

Short-Term Incentives, page 108

Cash Bonuses, page 108

25.	You state that the compensation committee has not determined whether it would attempt to recover bonuses from your executive officers upon a restatement of the figures that led to your bonus determinations. Please reconcile this disclosure with Section 304 of the Sarbanes-Oxley Act of 2002.

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Response: In response to the Staff’s comment, the Company has revised the disclosure on page 109.

Employment Agreements, page 118

26.	Please discuss the material terms of your employment agreements with each of your named executive officers including Mr. Painter and Mr. Licari. To the extent that any of the terms you discuss have been superseded by other provisions, please clearly distinguish the superseded terms from any terms that remain valid under the employment agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 119.

Principal and Selling Stockholders, page 131

27.	Please provide all of the information required by Item 507 of Regulation S-K for the selling stockholders, including any material relationship the selling stockholders had with the company within the past three years.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will include all required information in a subsequent amendment to the Registration Statement, including but not limited to any material relationship the selling stockholders had with the Company within the past three years, with sufficient time for the Staff to review the complete disclosure.

Description of Capital Stock, page 134

Voting Rights, page 134

28.	We note your statement that your stockholders will not have cumulative voting rights unless you are subject to Section 2115(b) of California General Corporation Law at the time of an election. Please discuss the circumstances under which you would be subject to Section 2115(b).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134.

Market and Industry Data, page 149

29.	Please provide us with copies of the reports citing the market data you provide throughout your prospectus, marked with page references tracking your disclosures in the filing.

Response: In response to the Staff’s comment, the Company is providing to the Staff, under separate cover, a supplemental binder containing (1) marked copies of all reports containing market data cited in various places in Amendment No. 2 and (2)

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marked excerpts of the S-1 including the cross-references requested by the Staff.

Consolidated Statements of Operations, page F-4

30.	Please amend your filing to state separately the cost of sales for each revenue stream. Refer to paragraph 2 of Rule 5-03 of Regulation S-X for guidance. If you have negative margins, please amend your results of operations to quantify and identify the contributing factors.

Response: In response to the Staff’s comment, the Company has primarily two revenue streams to date: license fee and research and development programs. The Company has not stated separately the cost of license fees as there are no costs associated with its license fee revenue. The Company’s research and development programs are undertaken to advance its overall industrial biotechnology platform that enables the Company to produce cost-effective tailored, high-value oils. Although the Company’s partners fund certain development activities, the partners benefit from advances in the Company’s technology platform as a whole, including costs funded by other development programs. Therefore, costs for such activities have not been separated as these costs have all been determined to be part of the Company’s total research and development related activity, and as such, the Company has expanded its research and development expense disclosures on pages 50 and F-14. The Company respectfully submits that the current disclosure of its Consolidated Statement of Operations is appropriate given the reasons described above.

Item 15. Recent Sales of Unregistered Securities, page II-2

31.	Please reconcile your disclosure in this section with your disclosure on pages F-20 and F-21.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages II-2, II-3, F-20 and F-21. The Company respectfully notes, however, that the numbers disclosed in the F-pages have been rounded to the thousands, whereas the numbers on pages II-2 and II-3 have not.

Item 16. Exhibits and Financial Statement Schedules, page II-4

32.	We note that you have requested confidential treatment for certain portions of several exhibits to your registration statement. Please be advised that we will take your filing effective only after resolving any comments with respect to your confidential treatment application. Upon review of your confidential treatment application, we will send our comments on the confidential treatment application under separate cover.

Response: The Company respectfully acknowledges the Staff’s comments and confirms its understanding that all comments with respect to the confidential treatment application must be resolved prior to effectiveness of the Registration Statement.

Securities and Exchange Commission	15	April 12, 2011

33.	Please tell us what consideration you gave to filing the letters of intent and other agreements as exhibits to the registration statement. In this regard, we note your references to letters of intent with The Dow Chemical Company, a sugarcane processing company in Brazil, Hawaiian Commercial & Sugar Company, and Qantas Airways Limited. We further note your references to the joint venture with Therabotanics, the development agreement with Ecopetrol, your contract with the US Navy, and your agreement with QVC.

Response: The Company respectfully advises the Staff that the contract with the US Navy has been filed as Exhibit 10.15 to Amendment No. 1 as the Award/Contract dated as of September 10, 2010, issued by DLA Contracting Services Offices to Solazyme, Inc. DLA Contracting Services Office, part of the Defense Logistics Agency, Fort Belvoir, VA is the government procurement agency through which the US Navy is contracting. The Company respectfully submits that the letters of intent and other agreements referenced in the Staff’s comment are not material to the Company’s business and as such, are not required to be filed. The letters of intent are non-binding and do not involve any material commitment by the Company or its counterparties. They are referenced in the prospectus in order to highlight the breadth of third party interest in the Company’s products and technology and to give investors an indication of some of the possible applications of the Company’s technology and commercial arrangements that third parties are considering with respect to the Company, but are not otherwise material to the Company’s business. The Company also considers the agreements with Therabotanics, Ecopetrol and QVC to be immaterial. Although binding, these agreements cover relationships entered into in the ordinary course of business, do not involve material obligations and are not anticipated to have a material impact on the Company’s operating results.

The Company acknowledges the following and will also include acknowledgement of the following in any request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company confirms that it will provide the Staff ample time to review any amendment prior to the requested effective date of the Registration Statement.

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Securities and Exchange Commission	16	April 12, 2011

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Sincerely, /s/ Alan F. Denenberg

Alan F. Denenberg

Enclosures

cc:	Mr. Paul Quinlan, Solazyme, Inc.
Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation
Ms. Allison Spinner, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation